CITY TELECOM (H.K.) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 1137)

OVERSEAS REGULATORY ANNOUNCEMENT

Please refer to the attached announcement released to the other stock exchanges on which the Company is listed in relation to the Company’s receipt of the requisite consents with respect to its Tender Offer and consent Solicitation for its 8.75% Senior Notes due 2015.

By Order of the Board
City Telecom (H.K.) Limited
Lai Ni Quiaque
Executive Director, Chief Financial Officer
and Company Secretary

Hong Kong, 25th July 2008

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

For Immediate Release

City Telecom Announces it has Received Requisite Consents with Respect to its Tender Offer and Consent Solicitation for its 8.75% Senior Notes due 2015

Hong Kong, July 25, 2008 – City Telecom (H.K.) Limited (the “Company”, SEHK : 1137, NASDAQ : CTEL), a corporation incorporated under the laws of Hong Kong, today announced it had received, as of 5:00 p.m., New York City time, on July 24, 2008, tenders and consents from holders of a majority in aggregate principal amount of the Company’s outstanding 8.75% Senior Notes due 2015 (the “Notes”) in connection with its cash tender offer and consent solicitation for the Notes, which commenced on July 9, 2008.

      It is expected that the Company will execute a supplemental indenture (the “Supplemental Indenture”) to the indenture governing the Notes (the “Indenture”) to, among other things, eliminate substantially all of the restrictive covenants and certain events of default provisions in the Indenture. The Supplemental Indenture will be immediately effective but will not become operative until a majority in aggregate principal amount of the outstanding Notes have been accepted for purchase pursuant to the terms of the tender offer and the consent solicitation.

The consent solicitation expired at 5:00 p.m. New York City time, on July 24, 2008 (the “Consent Date”). Holders who validly tendered Notes on or prior to the Consent Date will receive a consent payment of US$20 per US$1,000 principal amount of the Notes accepted for purchase (the “Consent Payment”), in addition to the tender offer consideration. Holders who validly tender their Notes after the Consent Date but before the expiration of the tender offer will not receive the Consent Payment, but will receive payment of the tender offer consideration of US$960 per US$1,000 principal amount of the Notes validly tendered and accepted for purchase on the payment date in accordance with the terms set forth in the Offer to Purchase and Consent Solicitation Statement. The tender offer will expire at 8:00 a.m. New York City time, on August 21, 2008 unless extended or earlier terminated (such date and time, as the same may be modified, the “Expiration Date”).

HSBC Securities (USA) Inc. is acting as Dealer Manager for the tender offer and as the Solicitation Agent for the consent solicitation and can be contacted in New York at (888) HSBC-4LM (toll-free) or +1 (212) 525-5552 (collect), in Hong Kong at +852 2822-3071, in London at +44 (20) 7991-5874 or via e-mail at liability.management@hsbcib.com. D.F. King & Co., Inc. is the Information Agent and can be contacted at (212) 269-5550 (for banks and brokers only) or (800) 628-8532 (toll free). Copies of the Offer to Purchase and Consent Solicitation Statement and other related documents may be obtained from the Information Agent.

The Offer to Purchase and Consent Solicitation are being made solely on the terms and conditions set forth in the Offer to Purchase and Consent Solicitation Statement. This communication is for informational purposes only and is qualified by reference to the Offer to Purchase and Consent Solicitation Statement. Under no circumstances shall this press release constitute an offer to buy or the solicitation of an offer to sell any securities of the Company. This press release also is not a solicitation of consents to the proposed amendments to the Indenture.

About City Telecom (H.K.) Limited

Established in 1992, City Telecom (H.K.) Limited (SEHK: 1137, NASDAQ: CTEL) provides integrated telecommunications services in Hong Kong. City Telecom’s wholly-owned subsidiary, Hong Kong Broadband Network Limited (HKBN), is in the process of expanding its Next Generation Network from approximately 1.4mn to 2.0mn homes pass. HKBN has achieved an aggregate Voice, Broadband (symmetric 25Mbps up to 1Gbps), IP-TV and Corporate data services base in excess of 726,000 subscriptions. Additional information on City Telecom can be found at www.ctigroup.com.hk.